                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      __________________________________

                                  SCHEDULE 13D
                               (Amendment No. 2)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          MORRISON KNUDSEN CORPORATION
                 (formerly Washington Construction Group, Inc.)
                         ______________________________
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                          ____________________________
                         (Title of Class of Securities)


                                  61844A 10 9
                                _______________
                                 (CUSIP Number)


                               D.W. Holdings, Inc.
                               Dennis Washington
                               c/o  Washington Corporations
                               101 International Way
                               Missoula, Montana  59807
                               (406) 523-1300
                 ______________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               Copy to:

                               Scott R. Haber, Esq.
                               Latham & Watkins
                               505 Montgomery Street, 19th Floor
                               San Francisco, CA 94111
                               (415) 391-0600

                               September 11, 1996
               __________________________________________________
            (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


          Check the following box if a fee is being paid with the statement: [ ]


               Page 1 of ____ Pages
               Exhibit Index is on Page ___

CUSIP NO. 61844A 10 9                   13D                    PAGE 2 OF 7 PAGES

1    NAME OF REPORTING PERSON

     D.W. Holdings, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]

                                                             (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO (See Item 3)

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

               7    SOLE VOTING POWER

                    0 shares of Common Stock (See Item 5)
NUMBER OF
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            828,000 shares of Common Stock (See Item 5)
EACH
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON
WITH                0 shares of Common Stock (See Item 5)

               10   SHARED DISPOSITIVE POWER

                    828,000 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     828,000 shares of Common Stock (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5%

14   TYPE OF REPORTING PERSON

     CO

CUSIP NO. 61844A 10 9                   13D                    PAGE 3 OF 7 PAGES

1    NAME OF REPORTING PERSON

     Dennis Washington

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]

                                                             (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO (See Item 3)

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

               7    SOLE VOTING POWER

                    19,381,635 shares of Common Stock (See Item 5)
NUMBER OF
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            828,000 shares of Common Stock (See Item 5)
EACH
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON
WITH                19,381,635 shares of Common Stock (See Item 5)

               10   SHARED DISPOSITIVE POWER

                    828,000 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,209,635 shares of Common Stock (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.6%

14   TYPE OF REPORTING PERSON

     IN

CUSIP NO. 61844A 10 9                   13D                    PAGE 4 OF 7 PAGES

1    NAME OF REPORTING PERSON

     Phyllis Washington

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]

                                                             (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO (See Item 5)

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

               7    SOLE VOTING POWER

                    77,838 shares of Common Stock (See Item 5)
NUMBER OF
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            0 shares of Common Stock (See Item 5)
EACH
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON
WITH                77,838 shares of Common Stock (See Item 5)

               10   SHARED DISPOSITIVE POWER

                    0 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     77,838 shares of Common Stock (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

     CERTAIN SHARES                                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%

14   TYPE OF REPORTING PERSON

     IN

          This Amendment No. 2 to Schedule 13D amends the Statement on Schedule 13D filed July 19, 1993, as amended (the "Schedule 13D") by D.W. Holdings, Inc., a Texas corporation, Dennis Washington and Phyllis Washington relating to the Common Stock, par value $.01 per share, of Morrison Knudsen Corporation, a Delaware corporation (the "Issuer"). When the Schedule 13D was originally filed, the Issuer's name was Kasler Holding Company. In April 1996, the Issuer changed its name to Washington Construction Group, Inc. Effective September 11, 1996, the Issuer changed its name to Morrison Knudsen Corporation. Capitalized terms used herein without definition shall have the meanings set forth in Amendment No. 1 to the Schedule 13D filed on June 26, 1996.

ITEM 1.   SECURITY AND ISSUER.
          --------------------

          Item 1 is hereby amended as follows:

          This statement relates to shares of common stock, par value $.01 per share (the "Shares"), of Morrison Knudsen Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Morrison Knudsen Plaza, Boise, Idaho 83729. Effective September 11, 1996, the Issuer changed its name from Washington Construction Group, Inc. to Morrison Knudsen Corporation.

ITEM 4.   PURPOSE OF TRANSACTION.
          -----------------------

          Item 4 is hereby amended as follows:

          The Reporting Persons acquired the Shares in order to combine the business operations of Kasler and WCG Holdings as wholly owned subsidiaries of the Issuer and to obtain a controlling interest in the equity securities of the Issuer. The Reporting Persons intend to participate (through their nominees to the Board of Directors) in the formulation, determination and direction of basic business decisions and policies of the Issuer. Pursuant to the Merger Agreement (defined below), five of the nine current directors of the Issuer, including Mr. Washington who is also Chairman of the Issuer, were nominated by the Board of Directors of Washington Construction Group, Inc. prior to the MK Merger (as defined below).

          On May 28, 1996, the Issuer and Morrison Knudsen Corporation ("Old MK") entered into a Restructuring and Merger Agreement (the "Merger Agreement") pursuant to which, on September 11, 1996, Old MK merged into the Issuer and the Issuer was the surviving corporation (the "MK Merger"). The Reporting Persons voted their Shares in favor of the MK Merger.

          Pursuant to the Merger Agreement, the Board of Directors of the Issuer immediately following the MK Merger consisted of nine directors, five of whom were designated by the Board of Directors of the Issuer's predecessor, Washington Construction Group, Inc. Mr. Washington has been designated, and now serves, as Chairman, and Mr. Parkinson has been designated, and now serves, as Co-Vice Chairman of the Board of Directors. Pursuant to the MK Merger, which was effective on September 11, 1996, the Issuer issued approximately 24,161,000 newly issued Shares. After giving effect to the MK Merger, Mr. Washington currently owns approximately 37.6% of the outstanding Shares (including the shares owned by D.W. Holdings) and Mrs. Washington owns approximately .1% of the outstanding Shares.

          The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          -------------------------------------

          Item 5 is hereby amended as follows:

          (a) As of the close of business on September 11, 1996, D.W. Holdings beneficially owned an aggregate of 828,000 Shares (1.5% of the outstanding Shares) which it held directly.

              As of the close of business on September 11, 1996, Mr. Washington beneficially owned an aggregate of 20,209,635 Shares (37.6% of the outstanding Shares), which includes the 828,000 Shares held by D.W. Holdings and as to which Mr. Washington may be deemed the beneficial owner as sole shareholder of D.W. Holdings.

              As of the close of business on September 11, 1996, Mrs. Washington beneficially owned an aggregate of 77,838 Shares (0.1% of the outstanding Shares).

              As of the close of business on September 11, 1996, the Reporting Persons owned in the aggregate 20,287,473 Shares, which represent approximately 37.8% of the 53,692,047 Shares outstanding as of the close of business on September 11, 1996.

          Pursuant to Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), D.W. Holdings, Mr. Washington and Mrs. Washington may be deemed to be a group. By reason of the provisions of Rule 13d-5 under the Act, the group consisting of D.W. Holdings, Mr. Washington and Mrs. Washington may be deemed to own all shares owned by such persons. Each such person does not affirm the existence of such a group, and, except as specifically described herein, disclaims beneficial ownership of Shares.

          (b) D.W. Holdings has the shared power to vote and dispose of the Shares which it owns directly. Mr. Washington has the sole power to vote and dispose of the 19,381,635 Shares which he owns and holds directly, and has the shared power to vote and dispose of the 828,000 Shares owned by D.W. Holdings. Mrs. Washington has the sole power to vote and dispose of the 77,838 Shares which she owns and holds directly.

          (c)  None.

          (d)  None.

          (e)  Not applicable.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          ---------------------------------

          Exhibit 1. Joint Filing Agreement dated June 24, 1996 (incorporated herein by reference to Exhibit 1 to Amendment No. 1 to the
                      Schedule 13D).

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 16, 1996            D.W. Holdings, Inc.



                                      By:   /s/  DORN PARKINSON
                                          ---------------------------
                                          Name:  Dorn Parkinson
                                          Title: President


Dated:  September 16, 1996                  /s/  DENNIS WASHINGTON
                                          ---------------------------
                                          Dennis Washington



Dated:  September 16, 1996                  /s/  PHYLLIS WASHINGTON
                                          ----------------------------
                                          Phyllis Washington